Volt Information Sciences, Inc.
                              560 Lexington Avenue
                            New York, New York 10022


                                  July 14, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Michele Anderson, Esq.
            Legal Branch Chief
            Re: Volt Information Sciences, Inc. (the "Company")
            Form 10-Q for the quarter ended May 1, 2005
            Filed June 9, 2005
            File No. 1-9232

Dear Ms. Anderson:

      This will confirm the telephone conversation yesterday between our counsel, Michael Shef of Troutman Sanders LLP, and Derek Swanson of the SEC staff to the effect that in future filings of Forms 10-K and 10-Q the Company, in discussing the effectiveness of its disclosure controls and procedures, will not limit such discussion by the use of language such as "to ensure that material information relating to the Company and its subsidiaries is made known to them on a timely basis".

                                           Very truly yours,

                                           /s/ Ronald Kochman

                                           Ronald Kochman
                                           Vice President

cc: Derek Swanson, Esq., SEC CorpFin